UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. dated November 14, 2012: DryShips Inc. Reports Financial and Operating Results for the Third Quarter 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: November 15, 2012	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE THIRD QUARTER 2012

November 14, 2012, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), or the Company, an international provider of marine transportation services for drybulk and petroleum cargoes, and through its majority owned subsidiary, Ocean Rig UDW Inc., or Ocean Rig, of offshore deepwater drilling services, today announced its unaudited financial and operating results for the third quarter ended September 30, 2012.

Third Quarter 2012 Financial Highlights

➢

For the third quarter of 2012, the Company reported a net loss of $51.3 million, or $0.13 basic and diluted loss per share.

Included in the third quarter 2012 results are:

-

Costs associated with the 10-year class survey for the Eirik Raude of $16.8 million, or $0.04 per share;

-

Non-cash write offs associated with the full repayment of the $1.04 billion senior secured credit facility totaling $18.3 million, or $0.05 per share; and

-

Non-cash mark-to-market gains on interest rate swaps totaling $3.7 million or $0.01 per share.

Excluding the above items, the Company’s net results would have amounted to a net loss of $33.3 million, or $0.09 per share. (1)

The Company reported Adjusted EBITDA of $141.0 million for the third quarter of 2012, as compared to $172.9 million for the third quarter of 2011. (2)

Recent Events

-

Pursuant to Ocean Rig’s previous announcements related to potential contract awards for the Ocean Rig Poseidon and Ocean Rig Athena, Ocean Rig has been awarded two three-year contracts for each rig for drilling in Angola from two different major international oil companies.

-

On October 24, 2012, the Company entered into a secured credit facility with ABN AMRO, Korea Development Bank and Korea Trade Insurance Corporation, or KSURE, for a $107.7 million senior secured term loan facility to partially finance our tankers, Alicante, Mareta and Bordeira. The term of the facility is 6 years and the repayment profile is 12 years.

-

As of September 30, 2012, the Company was not in compliance with certain loan-to-value ratios contained in certain of its original loan agreements under which a total of $157.3 million was outstanding as of that date. As a result, the Company may be required to prepay indebtedness or provide additional collateral to its lenders in the form of cash amounting to $77.2 million, in order to comply with these ratios.

_____________________________________

(1)  The net result is adjusted for the minority interests of 35% not owned by Dryships Inc. common stockholders.

(2) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for a reconciliation to net income.

-

On September 27, 2012, we entered into supplemental agreements under our $518.8 million senior loan facilities and $110.0 million junior loan facilities, each dated March 31, 2006, as amended. Under these supplemental agreements, we agreed to pledge 7,800,000 common shares of Ocean Rig in favor of the lending syndicates in order to remedy the value maintenance clause shortfall.

-

On September 20, 2012, Ocean Rig’s wholly-owned subsidiary, Drill Rigs Holdings Inc., issued $800.0 million of aggregate principal amount of 6.50% Senior Secured Notes due 2017 offered in a private offering, resulting in net proceeds of approximately $782.0 million. Ocean Rig used a portion of the net proceeds of the sale of the notes to repay the full amount outstanding under its $1.04 billion senior secured credit facility.

-

In July 2012, Ocean Rig formally commenced syndication of a $1.35 billion senior secured term loan facility to partially finance our drillship newbuilding hulls Ocean Rig Mylos, Ocean Rig Skyros and Ocean Rig Athena. This facility will be led by DNB and Nordea and is expected to have a commercial tranche and two export credit agency, or ECA, tranches. Ocean Rig has received conditional commitments for the commercial tranche and one of the ECA tranches, and expects to finalize this transaction during the first quarter of 2013.

George Economou, Chairman and Chief Executive Officer of the Company, commented:

"The shipping market continues to be severely depressed. Both tanker and drybulk spot charter rates have been at historic low levels – well below cash breakeven rate – for some time. Unfortunately this is coming at a time when our lucrative legacy charters continue to expire on a staggered basis. We have contract coverage of 33% and 22% of the calendar days for 2013 and 2014, respectively.

The deteriorating economic situation in Europe, together with BASEL III capital requirements, have led to a number of shipping banks with large portfolios to exit the sector. High profile restructurings and payment defaults have started to take their toll on the few remaining lenders. This comes at a time when we have significant capital expenditures to finance our drybulk and tanker newbuilding programs. The lack of liquidity is further exacerbated by falling assets values, which continued to decline during the quarter.

The optimization of our drybulk and tanker newbuilding programs is our top priority right now and we are in discussions with the shipyards in this respect to reduce and prolong our CAPEX program. We are in a challenging environment so these negotiations will be difficult and drawn out but we believe a win-win solution could be found.

Our shareholding in Ocean Rig UDW Inc. provides some flexibility in addressing the capital needs of our shipping segment. For example, we have recently pledged (and will continue to pledge) some of our Ocean Rig shares to our banks to remedy covenant breaches. We continue to be bullish about the prospects for Ocean Rig. The backlog currently stands at $4.5 billion over three years and provides Ocean Rig with substantial cash flow visibility and growth. Given strong industry fundamentals and the fact that there are very few ultra-deepwater units available in 2013, we expect to further increase our already substantial backlog by entering into long-term contracts for our two remaining units available in 2013. We continue to build on the Ocean Rig story and have positioned the company to build further on this strong platform to become the preferred contractor in the ultra-deepwater sector.”

Financial Review: 2012 Third Quarter

The Company recorded a net loss of $51.3 million, or $0.13 basic and diluted loss per share, for the three-month period ended September 30, 2012, as compared to a net income of $25.0 million, or $0.07 basic and diluted earnings per share, for the three-month period ended September 30, 2011. Adjusted EBITDA was $141.0 million for the third quarter of 2012, as compared to $172.9 million for the same period in 2011.(1)

For the drybulk carrier segment, net voyage revenues (voyage revenues minus voyage expenses) amounted to $41.1 million for the three-month period ended September 30, 2012, as compared to $85.5 million for the three-month period ended September 30, 2011. For the offshore drilling segment, revenues from drilling contracts increased by $59.7 million to $285.7 million for the three-month period ended September 30, 2012, as compared to $226.0 million for the same period in 2011. For the tanker segment, net voyage revenues amounted to $9.0 million for the three-month period ended September 30, 2012, as compared to $3.3 million for the same period in 2011.

Total vessels’, drilling rigs’ and drillships’ operating expenses and total depreciation and amortization increased to $181.1 million and $84.6 million, respectively, for the three-month period ended September 30, 2012, from $105.7 million and $71.0 million, respectively, for the three-month period ended September 30, 2011. Total general and administrative expenses increased to $35.3 million in the third quarter of 2012 from $28.4 million during the comparative period in 2011.

Interest and finance costs, net of interest income, amounted to $51.9 million for the three-month period ended September 30, 2012, compared to $36.0 million for the three-month period ended September 30, 2011.

______________________________

(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for a reconciliation to net income.

Fleet List

The table below describes our fleet profile as of November 14, 2012:

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest
Drybulk fleet

Capesize:
Mystic	2008	170,040	Capesize	$52,310	Aug-18	Dec-18
Robusto	2006	173,949	Capesize	$26,000	Aug-14	Dec-14
Cohiba	2006	174,234	Capesize	$26,250	Oct-14	Feb-15
Montecristo	2005	180,263	Capesize	$23,500	May-14	Oct-14
Flecha	2004	170,012	Capesize	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	$30,000	Jan-18	Aug-18
Partagas	2004	173,880	Capesize	$10,000	Jun-13	Aug-13
Alameda	2001	170,662	Capesize	$27,500	Nov-15	Jan-16
Capri	2001	172,579	Capesize	$10,000	Nov-13	Mar-14
Fakarava	2012	206,000	Capesize	$25,000	Sept-15	Sept-15

Panamax:
Raraka	2012	76,037	Panamax	$13,150	Feb-13	Apr-13
Woolloomooloo	2012	76,064	Panamax	$13,150	Jan-13	Mar-13
Amalfi	2009	75,206	Panamax	$39,750	Jul- 13	Sep- 13
Rapallo	2009	75,123	Panamax	Spot	N/A	N/A
Catalina	2005	74,432	Panamax	$40,000	Jun-13	Aug-13
Majorca	2005	74,477	Panamax	Spot	N/A	N/A
Ligari	2004	75,583	Panamax	Spot	N/A	N/A
Saldanha	2004	75,707	Panamax	Spot	N/A	N/A
Sorrento	2004	76,633	Panamax	$24,500	Aug-21	Dec-21
Mendocino	2002	76,623	Panamax	Spot	N/A	N/A
Bargara	2002	74,832	Panamax	Spot	N/A	N/A
Oregon	2002	74,204	Panamax	Spot	N/A	N/A
Ecola	2001	73,931	Panamax	Spot	N/A	N/A
Samatan	2001	74,823	Panamax	Spot	N/A	N/A
Sonoma	2001	74,786	Panamax	Spot	N/A	N/A
Capitola	2001	74,816	Panamax	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	Spot	N/A	N/A
Maganari	2001	75,941	Panamax	Spot	N/A	N/A
Coronado	2000	75,706	Panamax	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	N/A	N/A
Redondo	2000	74,716	Panamax	Spot	N/A	N/A
Topeka	2000	74,716	Panamax	$12,250	Dec-12	Feb-13
Ocean Crystal	1999	73,688	Panamax	Spot	N/A	N/A
Helena	1999	73,744	Panamax	Spot	N/A	N/A

Supramax:
Byron	2003	51,118	Supramax	Spot	N/A	N/A
Galveston	2002	51,201	Supramax	Spot	N/A	N/A
	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest
Newbuildings
Newbuilding VLOC #2	2013	206,000	Capesize	Spot	N/A	N/A
Newbuilding VLOC #3	2013	206,000	Capesize	$21,500	Jan- 20	Jan-27
Newbuilding VLOC #4	2013	206,000	Capesize	Spot	N/A	N/A
Newbuilding VLOC #5	2014	206,000	Capesize	Spot	N/A	N/A
Newbuilding Capesize 1	2013	176,000	Capesize	Spot	N/A	N/A
Newbuilding Capesize 2	2013	176,000	Capesize	Spot	N/A	N/A
Newbuilding Ice –class Panamax 1	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding Ice –class Panamax 2	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding Ice –class Panamax 3	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding Ice –class Panamax 4	2014	75,900	Panamax	Spot	N/A	N/A
Tanker fleet
Petalidi	2012	158,300	Suezmax	Spot	N/A	N/A
Lipari	2012	158,300	Suezmax	Spot	N/A	N/A
Vilamoura	2011	158,300	Suezmax	Spot	N/A	N/A
Calida	2012	115,200	Aframax	Spot	N/A	N/A
Saga	2011	115,200	Aframax	Spot	N/A	N/A
Daytona	2011	115,200	Aframax	Spot	N/A	N/A
Belmar	2011	115,200	Aframax	Spot	N/A	N/A
Newbuildings
Blanca	2013	158,300	Suezmax	Spot	N/A	N/A
Bordeira	2013	158,300	Suezmax	Spot	N/A	N/A
Esperona	2013	158,300	Suezmax	Spot	N/A	N/A
Alicante	2013	115,200	Aframax	Spot	N/A	N/A
Mareta	2013	115,200	Aframax	Spot	N/A	N/A

Drilling Rigs/Drillships:

Unit	Year built	Redelivery	Operating area	Backlog ($m)
Leiv Eiriksson	2001	Q4 – 12	Falkland Islands	$17
Leiv Eiriksson	2001	Q1 – 16	North Sea	$653
Eirik Raude	2002	Q1- 13	West Africa	$75
Ocean Rig Corcovado	2011	Q2 – 15	Brazil	$420
Ocean Rig Olympia	2011	Q3- 15	Angola	$580
Ocean Rig Poseidon	2011	Q2 – 13	Africa	$85
Ocean Rig Poseidon	2011	Q2- 16	Angola	$781
Ocean Rig Mykonos	2011	Q1 – 15	Brazil	$390
Newbuildings
Ocean Rig Mylos	2013	Q3- 16	Brazil	$677
Ocean Rig Skyros	2013	N/A	N/A	N/A
Ocean Rig Athena	2013	Q1- 17	Angola	$745
Newbuilding TBN	2015	N/A	N/A	N/A
Total				$4,423

Drybulk Carrier and Tanker Segment Summary Operating Data (unaudited)

 (Dollars in thousands, except average daily results)

	Drybulk	Three Months Ended September 30,		Nine Months Ended September 30,
		2011	2012	2011	2012
	Average number of vessels(1)	35.2	35.2	35.7	35.6
	Total voyage days for vessels(2)	3,197	3,233	9,619	9,715
	Total calendar days for vessels(3)	3,240	3,241	9,743	9,744
	Fleet utilization(4)	98.7%	99.8%	98.7%	99.7%
	Time charter equivalent(5)	$26,732	$12,727	$27,412	$17,719
	Vessel operating expenses (daily)(6)	$5,844	$5,248	$6,020	$5,405

	Tanker
	Three Months Ended September 30,			Nine Months Ended September 30,
	2011		2012	2011	2012
Average number of vessels(1)	3.0		7.0	2.21	6.0
Total voyage days for vessels(2)	276		644	602	1,649
Total calendar days for vessels(3)	276		644	602	1,649
Fleet utilization(4)	100%		100%	100%	100%
Time charter equivalent(5)	$11,880		13,978	$14,081	$14,959
Vessel operating expenses (daily)(6)	$7,725		6,205	$10,169	$7,357

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including off hire days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(In thousands of U.S. dollars, except for TCE rate, which is expressed in Dollars, and voyage days)

Drybulk	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2012	2011	2012
Voyage revenues	$88,613	$46,881	$278,741	$186,388
Voyage expenses	(3,150)	(5,733)	(15,062)	(14,244)
Time charter equivalent revenues	$85,463	$41,148	$263,679	$172,144
Total voyage days for fleet	3,197	3,233	9,619	9,715
Time charter equivalent (TCE) rate	$26,732	$12,727	$27,412	$$17,719

Tanker	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2012	2011	2012
Voyage revenues	$ 3,400	$11,096	$$8,748	$28,733
Voyage expenses	(121)	(2,094)	(271)	(4,066)
Time charter equivalent revenues	$ 3,279	$9,002	$$8,477	$24,667
Total voyage days for fleet	276	644	602	1,649
Time charter equivalent (TCE) rate	$11,880	$$13,978	$$14,081	$$14,959

Dryships Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2012	2011	2012

REVENUES:
Voyage revenues	$92,013	$57,977	$287,489	$215,121
Revenues from drilling contracts	226,036	285,662	461,991	712,152
	318,049	343,639	749,480	927,273

EXPENSES:
Voyage expenses	3,271	7,827	15,333	18,310
Vessel operating expenses	21,066	21,006	64,772	64,802
Drilling rigs operating expenses	84,639	160,098	188,777	390,490
Depreciation and amortization	70,980	84,580	192,001	250,615
Vessel impairments and other, net	1,893	38	89,637	1,001
General and administrative expenses	28,422	35,331	86,592	106,475
Legal settlements and other	-	(1,842)	-	(3,448)

Operating income	107,778	36,601	112,368	99,028

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(35,985)	(51,923)	(80,646)	(152,468)
Loss on interest rate swaps	(31,466)	(27,777)	(71,242)	(49,491)
Other, net	3,777	(1,177)	7,588	1,399
Income taxes	(7,778)	(10,975)	(17,556)	(32,603)
Total other expenses	(71,452)	(91,852)	(161,856)	(233,163)

Net income/(loss)	36,326	(55,251)	(49,488)	(134,135)

Net income/ (loss) attributable to Non controlling interests	(11,300)	3,980	(13,811)	17,207

Net income/(loss) attributable to Dryships Inc.	$25,026	$(51,271)	$(63,299)	$(116,928)

Earnings/(Loss) per common share, basic and diluted	$0.07	$(0.13)	$(0.19)	$(0.31)
Weighted average number of shares, basic and diluted	355,764,523	380,152,244	348,286,721	380,152,244

Dryships Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2011	September 30, 2012

ASSETS

Cash and restricted cash (current and non-current)	$656,709	$986,794
Other current assets	246,169	303,520
Advances for vessels and rigs under construction and acquisitions	1,027,889	1,025,520
Vessels, net	1,956,270	2,087,628
Drilling rigs, drillships, machinery and equipment, net	4,587,916	4,486,096
Other non-current assets	146,736	119,421
Total assets	8,621,689	9,008,979

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	4,241,835	4,453,519
Total other liabilities	441,192	535,938
Total stockholders’ equity	3,938,662	4,019,522
Total liabilities and stockholders’ equity	$8,621,689	$9,008,979

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization, vessel impairments, dry-dockings and class survey costs and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended September 30, 2011	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2012

Net income/(loss)	$ 25,026	(51,271)	(63,299)	$ (116,928)

Add: Net interest expense	35,985	51,923	80,646	152,468
Add: Depreciation and amortization	70,980	84,580	192,001	250,615
Add: Impairment losses	-	-	112,104	-
Add: Dry-dockings and class survey costs	1,700	17,033	21,412	22,763
Add: Income taxes	7,778	10,975	17,556	32,603
Add: Loss on interest rate swaps	31,466	27,777	71,242	49,491
Adjusted EBITDA	$ 172,935	141,017	431,662	$ 391,012

Conference Call and Webcast: November 15, 2012

As announced, the Company’s management team will host a conference call, on Thursday, November 15, 2012 at 9:00 a.m. Eastern Standard Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "DryShips."

A replay of the conference call will be available until November 22, 2012. The United States replay number is 1(866) 247- 4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 55 00 00 and the access code required for the replay is: 2133051#.

A replay of the conference call will also be available on the Company’s website at www.dryships.com under the Investor Relations section.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 10 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 8 ultra deepwater drillships, 3 of which remain to be delivered to Ocean Rig during 2013 and 1 is scheduled for delivery during 2015.  DryShips owns a fleet of 46 drybulk carriers (including newbuildings), comprising 12 Capesize, 28 Panamax, 2 Supramax and 4 newbuilding Very Large Ore Carriers (VLOC) with a combined deadweight tonnage of approximately 5.1 million tons, and 12 tankers (including newbuildings), comprising 6 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.6 million tons.

DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the U.S. Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com